Exhibit 99(a)(9)

May 25, 2007

Dear International Electronics, Inc. Shareholder:

We are pleased to inform you that on May 14, 2007, International Electronics, Inc. (“IEI”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Linear LLC (“Purchaser”), Acquisition Sub 2007-2, Inc. (“Merger Sub”), and Nortek, Inc.

Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of IEI (the “Common Stock”) at a price of $6.65 per share, net to the seller thereof, in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated May 25, 2007, and related materials enclosed with this letter.  Unless subsequently extended in accordance with its terms, the Offer is currently scheduled to expire at midnight, New York City time, on Friday, June 22, 2007.  The Offer is conditioned upon, among other things, there having been tendered and not validly withdrawn shares that, considered together with all other shares (if any) beneficially owned by Purchaser or its affiliates, represent at least two-thirds of the total number of shares outstanding at the time of the expiration of the Offer (determined on a fully diluted basis).  Following the successful consummation of the Offer, the Offer Price will be paid with respect to shares that have been tendered and not validly withdrawn.  In addition, Merger Sub will merge with and into IEI on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares held by shareholders, if any, who properly exercise their appraisal rights under Massachusetts law) will be converted into the right to receive the Offer Price.

The board of directors of IEI has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, IEI and IEI’s shareholders, and the board of directors of IEI unanimously recommends that IEI’s shareholders accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer.

In arriving at its recommendation, the board of directors of IEI gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter.  Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock to Purchaser in the Offer.  These documents set forth the terms and conditions of Purchaser’s Offer and provide instructions as to how to tender your shares.  We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

John Waldstein
President and Chief Executive Officer

427 Turnpike St., Canton, MA  02021   •   Ph:  781-821-5566   •   800-343-9502   •   Fx:  781-821-4443   •   www.ieib.com